

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

May 18, 2016

Riccardo Delle Coste
Chief Executive Officer
Barfresh Food Group, Inc.
8530 Wilshire Blvd., Suite 450
Beverly Hills, CA 90211

> **Re: Barfresh Food Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 29, 2016**
> **File No. 333-211019**

Dear Mr. Delle Coste:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please be advised that we will not be in a position to accelerate the effectiveness of this registration statement until all comments related to the review of your Post-Effective Amendment No. 1 to Form S-1 (File No. 333-203340), filed April 4, 2016, are resolved. In addition, please revise this registration statement, as necessary, to reflect corresponding changes to your Post-Effective Amendment No. 1 in response to staff comments.

2.   Your registration statement must be signed by the controller or principal accounting officer or the person performing a similar function. Please include the required signature or identify the person signing the registration statement in this capacity in your next amendment. Refer to Instruction 1 to the Signatures section of Form S-1.

Selling Shareholders, page 11

3.   Please identify the natural person or persons who exercise voting or investment control for Pacific Grove Master Fund, L.P.

Incorporation by Reference, page 38

4.   We note you incorporate by reference certain documents, including your Annual Report on Form 10-K for the year ended March 31, 2015. We further note you disclose at page 9 that you are "subject to the penny stock regulations." If you are a penny stock issuer, you are not eligible to rely on incorporation by reference to provide information required pursuant to the item requirements of Form S-1. Refer to General Instruction VII.D.1.(c) of Form S-1. Please amend your registration statement to include all information required by Form S-1 or tell us why you believe you are eligible to incorporate by reference.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jason Langford, Staff Attorney, at 202-551-3193 or, in his absence, Karina Dorin, Staff Attorney, at 202-551-3763 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources